Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

VIA EDGAR
May 25, 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Mark Shuman

Dear Mr. Shuman:

Re:	Globe Net Wireless Corp. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed January 30, 2012
File No. 333-172172

Further to your comment letter dated February 28, 2012, enclosed for filing are copies each of the following documents:

1.	Form S-1/A – 5th Amendment (in triplicate);
2.	redlined Form S-1/A (in triplicate);
3.	this comment letter (in duplicate).

Also, I confirm that these documents have been filed via EDGAR.

The following are the responses to those comments.  For convenience, the number of each response refers to the number of the comment in your letter.

The Offering, page 6

1.
The disclosure throughout the filing has been revised to show the correct amount of working capital deficit as at August 31, 2011 [$(13,122)] and as at February 29, 2012 [$(26,833)].  See “Interim Balance Sheets” on page F2-1 of both the Form S-1/A and the EDGAR file.

Summary Financial Information, page 6

2.	The requested disclosure has been included, but as of February 29, 2012. See “Summary Financial Information” on page 6 of both the Form S-1/A the EDGAR file.

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Dilution, page 13

3.	The disclosure has been revised as requested and the calculations are provided below. See “Dilution” on page 13 of the Form S-1/A and page 13 of the EDGAR file.

The following calculations are as at February 29, 2012 and assuming a 20% subscription:

Before Offering

Tangible Net Worth             = Tangible Assets – Total Liabilities
= $5,992 – $33,490
= $(27,498)

Net Tangible Book Value                = Tangible Net Worth /  Number of share outstanding
                                        = $(27,498) / 9,500,000
= $(0.00289)

After 20% Offering

Tangible Net Worth            = Tangible Assets – Total Liabilities
= ($5,992 + $27,000) – $33,490
= $32,992 - $33,490
= $(498)

Net Tangible Book Value            = Tangible Net Worth /  Number of share outstanding
                                            = $(498) / 10,500,000
= $(0.00005)

Increase per share               = Net Tangible Book Value After Offering - Net Tangible Book Value Before Offering
= $(0.00005) - $(0.00289)
= $(0.00005) + $0.00289
= $0.00284

Dilution per share                = Offering price – Net Tangible Book Value After Offering
= $0.05 - $(0.00005)
= $0.05 + 0.00005
= $0.05005

Management Discussion and Analysis of Financial Condition, page 49

4.
The requested disclosure has been added.  See “Risk Factor #2” on page 7 of both the Form S-1/A and the EDGAR file and “Management’s Discussion and Analysis” on page 52 of both the Form S-1/A and the EDGAR file.

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Financial Statements

General

5.
The financial statements in the S-1 were in error.  We have amended that error in the re-filing of our S-1.  Our auditors included a reference in their audit report, the financial statements have been noted as being restated, and the effect of the error has been described in Note 8.  See “Note 8” on pages F2-11 – F2-12 of both the Form S-1/A and the EDGAR file.

Statement of Operations, page F2-3

6.	The requested revisions have been made. See “Interim Statement of Operations” on page F2-2 of both the Form S-1/A and the EDGAR file.

Notes to Interim Financial Statements

Note 6.  Notes Payable, page F2-9

7.	All three of the promissory notes were entered into with Rima Hamdan. The Company confirms that Rima Hamdan is not a related party.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call or Mr. Daignault a call at 604-648-0527.

Sincerely,

Globe Net Wireless Corp.

Per:  /s/ Ku Wai Li

Ku Wai Li
Director, Chief Executive Officer,
President, Principal Executive Officer,
Principal Financial Officer, and
Principal Accounting Officer

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